UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 11, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

The Royal Bank of Scotland Group plc

File No. 001-10306 - CF#23526
_____

       Royal Bank of Scotland Group plc submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on April 29, 2009, as amended with fewer redactions by a Form 20-F/A filed on September 8, 2009.

       Based on representations by Royal Bank of Scotland Group plc that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

             Exhibit 4.23   through April 30, 2011

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                             Christian Windsor
                             Special Counsel